IMPERIAL

03 MAR -3 AM 7:21

82-1257

03007035

20 February 2003

SUPPL

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Dear Anne

**RE: ADR FACILITY**

Please find enclosed a copy of the Company's Form 604, Change of Interests of Substantial Shareholder of BeMaX Resources NL lodged with the Australian Stock Exchange Limited on 20 February 2003.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

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Imperial One Limited ACN 002 148 361 ◦ Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 ◦ Tel (61 2) 9251 1846 Fax (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 20/02/2003

TIME: 12:42:23

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding for BMX

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

form **604**

Corporations Law

710(3)

# Notice of change in interests or entitlements of substantial shareholder

To: company name **BeMaX Resources ACN 009 247 858**

**Substantial shareholder** name[A] **Imperial One Limited ACN 002 148 361**

gives notice of a change in relevant interests

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on:

insert date (d/m/y) 4 July 2002

The notice was dated (d/m/y) 4 July 2002

2. Previous and present entitlement to voting shares

The total number and percentage of shares in each class of voting shares in the company to which the substantial shareholder was entitled when last required, and when now required, to give a substantial shareholding notice to the company, are:

| Class of voting shares | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Total number | Percentage of class | Total number | Percentage of class |
| Ordinary | 29,747,621 | 21.54% | 26,488,520 | 18.42% |

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

| Date of change | Person whose relevant interest changed | Nature of change[B] | Consideration given in relation to change[C] | Class and number of shares affected |
|---|---|---|---|---|
| | | | | |
| See attached "Annexure A" | | | | |
| | | | | |

4. Present relevant interests

Particulars of each relevant interest in voting shares to which the substantial shareholder is entitled after the change are:

| Holder of relevant interest | Person entitled to be registered as holder[D] | Nature of relevant interest[B] | Class and number of shares |
|---|---|---|---|
| | | | |
| See attached "Annexure A" | | | |
| | | | |

# ANNEXURE "A"

**COMPANY:** IMPERIAL ONE LIMITED
**ACN:** 002 148 361

This is Annexure "A" of 1 page referred to in Form 604 – **Notice of change of interests of substantial holder**

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial shareholder was last required to give a substantial holding notice to the company or scheme are as follows:

(a) IMPERIAL ONE LIMITED

| *Date of change* | *Person whose relevant interest changed* | *Nature of change (6)* | *Consideration given in relation to change (7)* | *Class and number of securities affected* | *Person's votes affected* |
|---|---|---|---|---|---|
| 15/07/2002 | Imperial One Limited | Sold On-Market | ($12,034) | (40,000) | (40,000) |
| 01/10/2002 | Imperial One Limited | Purchase On-Market | $124,800 | 480,000 | 480,000 |
| 20/12/2002 | Imperial One Limited | Sold On-Market | ($10,398) | (50,000) | (50,000) |
| 06/01/2003 | Imperial One Limited | Sold On-Market | ($10,953) | (50,000) | (50,000) |
| 07/01/2003 | Imperial One Limited | Sold On-Market | ($26,447) | (114,800) | (114,800) |
| 08/01/2003 | Imperial One Limited | Sold On-Market | ($15,713) | (65,200) | (65,200) |
| 09/01/2003 | Imperial One Limited | Sold On-Market | ($41,304) | (175,000) | (175,000) |
| 14/01/2003 | Imperial One Limited | Sold On-Market | ($23,162) | (100,000) | (100,000) |
| 15/01/2003 | Imperial One Limited | Sold On-Market | ($46,432) | (202,436) | (202,436) |
| 24/01/2003 | Imperial One Limited | Sold On-Market | ($48,700) | (220,000) | (220,000) |
| 06/02/2003 | Imperial One Limited | Sold Off-Market | ($124,800) | (480,000) | (480,000) |
| 06/02/2003 | Imperial One Limited | Sold Off-Market | ($53,400) | (296,665) | (296,665) |
| 12/02/2003 | Imperial One Limited | Sold On-Market | ($399,238) | (2,400,000) | (2,400,000) |
| | | | **($687,781)** | **(3,714,101)** | **(3,714,101)** |

(b) BRUCE WILLIAM MCLEOD (DIRECTOR)

| *Date of change* | *Person whose relevant interest changed* | *Nature of change (6)* | *Consideration given in relation to change (7)* | *Class and number of securities affected* | *Person's votes affected* |
|---|---|---|---|---|---|
| 19/12/2002 | Eastern & Pacific Capital | Purchase On-Market | $2,300 | 10,000 | 10,000 |
| 30/12/2002 | Eastern & Pacific Capital | Purchase On-Market | $2,300 | 10,000 | 10,000 |
| | | | **$4,477** | **20,000** | **20,000** |

(c) KEVIN ANTHONY TORPEY

| *Date of change* | *Person whose relevant interest changed* | *Nature of change (6)* | *Consideration given in relation to change (7)* | *Class and number of securities affected* | *Person's votes affected* |
|---|---|---|---|---|---|
| 8-10/1/2003 | Famallon Pty Limited | Purchase On-Market | $82,515 | 333,424 | 333,424 |
| 14/01/2003 | Famallon Pty Limited | Purchase On-Market | $25,159 | 101,576 | 101,576 |
| | | | **$107,674** | **435,000** | **435,000** |

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| *Holder of relevant interest* | *Registered holder of securities* | *Person entitled to be registered as holder (8)* | *Nature of relevant interest (6)* | *Class and number of securities* | *Person's votes* |
|---|---|---|---|---|---|
| Imperial One Limited | Imperial One Limited | Imperial One Limited | Beneficial Owner | 23,573,042 ordinary | 23,573,042 |
| B W McLeod | B W McLeod Eastern & Pacific Capital | B W McLeod, Eastern & Pacific Capital | Beneficial Owner | 204,897 ordinary | 204,897 |
| K A Torpey | K A Torpey Famallon Pty Limited | Famallon Pty Limited, K A Torpey | Beneficial Owner | 2,710,581 ordinary | 2,710,581 |

6. **Addresses**

The addresses of persons named in this form are as follows:

| *Name* | *Address* |
|---|---|
| Imperial One Limited | Level 2,131 Macquarie Street, Sydney NSW 2000 |
| B W McLeod (*Director of Imperial One Limited*) | Level 2, 131 Macquarie Street, Sydney NSW 2000 |
| K A Torpey (Director of Imperial One Limited) | Level 2, 131 Macquarie Street, Sydney NSW 2000 |

**Signature**

I certify that the information in this annexure is true and complete.

print name DAVID HUGHES (capacity) SECRETARY

**sign here** D.Hh date 20 / 2 / 2003

5. Changes in association

The following persons mentioned in this form have become associates of, ceased to be associates of, or have changed the nature of their association[E] with, the substantial shareholder in relation to voting shares in the company.:

| Name | Nature of association |
|---|---|
| | |
| | |

6. Addresses

The addresses of persons named in this form are:

| Name | Address |
|---|---|
| | |
| See attached "Annexure A" | |
| | |

**Signature**

name D L Hughes

**signature** [signature] date 20 February 2003